Exhibit 1.3(a)

FORM OF ESCROW AGREEMENT

     THIS ESCROW AGREEMENT(the “Agreement”) is made as of                , 2001, by and among GENOMIC SOLUTIONS INC., a Delaware corporation (“GSI”), S&S BETEILIGUNGS GmbH (“S&S”), THOMAS C. TISONE (“T. Tisone”), MICHAEL SURMANIAN (“Surmanian”) (S&S, T. Tisone, and Surmanian are sometimes collectively referred to herein as the “Shareholders”) and                , a                , as escrow agent (“Escrow Agent”). All capitalized terms used, but not otherwise defined, in this Agreement have the same meanings as in the Agreement and Plan of Merger (the “Merger Agreement”), dated           , 2001, to which GSI and the Shareholders are parties, a copy of which (without Exhibits or Schedules) is attached to this Agreement for reference purposes only.

RECITALS:

     A.     Pursuant to the Merger Agreement, Cartesian Technologies, Inc., a California corporation (“Cartesian”), has merged with and into Cartesian Acquiring Corporation, a Delaware corporation (“Acquiring Sub”), with Cartesian’s shareholders receiving shares of GSI’s common stock.

     B.     The Merger Agreement contemplates that certificates representing shares of GSI common stock are to be held in escrow under this Agreement and are to be disbursed in accordance with the provisions of this Agreement.

     NOW, THEREFORE, for and in consideration of the foregoing Recitals, the mutual covenants and agreements set forth below and other good and valuable consideration, the receipt and adequacy of which are acknowledged, the parties hereby agree as follows:

1.	Appointment of Escrow Agent. The parties hereby appoint as Escrow Agent, to hold the Escrow Shares, as defined below, in trust for the benefit of the parties and to act in accordance with the terms and conditions set forth in this Agreement, and Escrow Agent hereby accepts such appointment in accordance with such terms and conditions.

2.	Deposits into Escrow. Contemporaneously with the execution and delivery of this Agreement, the Shareholders have deposited with Escrow Agent certificates representing an aggregate of one million five hundred thousand (1,500,000) shares of GSI common stock (the “Escrow Shares”) and Assignments Separate from Certificate in the form attached hereto as Exhibit A in the following amounts: S&S – 584,400 shares; Tisone – 525,150 shares; and Surmanian – 390,450 shares. Escrow Agent hereby acknowledges receipt of the Escrow Shares, and Escrow Agent further agrees to hold and disburse the Escrow Shares in accordance with the terms of this Agreement.

3.	Additional Deposits into Escrow.

3.1.	If the Shareholders shall receive or become entitled to receive any:

(a)	stock certificate(s) issued in respect of the Escrow Shares, including, without limitation, any certificate representing a stock dividend or payable in respect of the Escrow Shares or issued in connection with any increase or reduction of capital, reclassification, merger, consolidation, sale of assets, combination of shares, stock split, spin-off or split-off;
(b)	option, warrant or right, if issued in substitution or in exchange for, or on account of, any of the Escrow Shares; or
(c)	dividends or distributions on the Escrow Shares payable other than in cash, including securities issued by a party other than GSI;

the Shareholders shall accept the same and shall deliver the same forthwith to Escrow Agent, in the exact form received with, as applicable, the Shareholders’ endorsement when necessary or appropriate stock powers duly executed in blank. Any property received by Escrow Agent hereunder shall be held by Escrow Agent pursuant to the terms of this Agreement as additional security for the indemnification obligations.

3.2.	All cash dividends or distributions on the Escrow Shares will be delivered directly to the respective Shareholder who shall hold the corresponding Escrow Shares of record, except for cash dividends or distributions paid on Escrow Shares that are then subject to any unresolved Claim Notice (defined in Section 4.1 below) pursuant to the terms of this Agreement, in which case those dividends and distributions shall be held by Escrow Agent pursuant to the terms of this Agreement as additional security for the indemnification obligations of the Shareholders. All such funds received by the Escrow Agent to be retained under the provisions of this Section 3.2 (the “Escrow Funds”) shall be invested from time to time, to the extent possible, in United States Treasury Bills having a remaining maturity of 90 days or less and repurchase obligations secured by such United States Treasury Bills, with any remainder being deposited and maintained in a money market deposit account with Escrow Agent, until disbursement of all such Escrow Funds. Escrow Agent is authorized to liquidate in accordance with its customary procedures any portion of the Escrow Funds consisting of investments to provide for payments required to be made under this Agreement. Uninvested funds held hereunder shall not earn or accrue interest.

3.3.	All additional deposits into escrow pursuant to this Section 3, together with the Escrow Shares, shall be referred to collectively as the “Escrow Assets.”

4.	Disbursements from Escrow.

4.1.	From time to time after the date of this Agreement, GSI may send Escrow Agent a notice (each, a “Claim Notice”) that it is entitled to indemnification pursuant to the Merger Agreement (a “Claim”). Each Claim Notice shall set forth the amount that GSI contends it is owed (or, if such amount cannot be determined presently, the reasonably estimated amount that GSI could be owed) and, in reasonable specificity, the basis for such contention.

4.2.	The Shareholders shall be entitled to provide Escrow Agent with a written objection (each, a “Claim Notice Objection”) in respect of each Claim Notice. Each Claim Notice Objection shall state that the Shareholders dispute the facts set forth in the Claim Notice in question in good faith and also shall state, with reasonable specificity, the basis for such dispute.

4.3.	If Escrow Agent does not receive a Claim Notice Objection from the Shareholders in respect of a particular Claim Notice on or before the thirtieth (30th) calendar day after the date on which such Claim Notice was given, Escrow Agent shall promptly pay the amount specified in such Claim Notice to GSI by delivering to GSI that portion of the Escrow Assets that is equal in value to the amount specified in the Claim Notice, determined in accordance with Section 4.6. If the Claim Notice in question states that the amount owed cannot then be determined, Escrow Agent shall not make any payment until GSI issues a follow-up Claim Notice to Escrow Agent in respect of such Claim setting forth the actual amount due, and if Escrow Agent does not receive a Claim Notice Objection from the Shareholders on or before the thirtieth (30th) day after the date on which such follow-up Claim Notice was given, Escrow Agent shall then pay GSI the actual amount due.

4.4.	If Escrow Agent receives a Claim Notice Objection from the Shareholders in respect of a particular Claim Notice on or before the thirtieth (30th) day after the date on which such Claim Notice or follow-up Claim Notice was given, Escrow Agent shall have no obligation to disburse the amount specified in such Claim Notice except on receipt of a joint written direction signed by both GSI and the Shareholders or in accordance with a final (non-appealable) order, judgment or award of a court of competent jurisdiction.

4.5.	GSI may not submit a Claim Notice after the first (1st) anniversary of the date of this Agreement (the “Escrow Termination Date”); provided, however, GSI may submit a follow up Claim Notice after that date with respect to any Claim Notice submitted prior to that date which did not specify the amount of the Claim because of the inability to then determine its exact amount. Promptly after the Escrow Termination Date, if no unresolved Claims filed by GSI remain outstanding, the Escrow Agent shall release the remaining Escrow Assets to the Shareholders. If at the Escrow Termination Date, indemnification Claims are outstanding which equal or exceed the fair market value of the Escrow Assets, the Escrow Assets shall remain in escrow until the final resolution of the Claim or Claims. If at the Escrow Termination Date, indemnification Claims are outstanding and the value of the

Escrow Assets, determined in accordance with Section 4.6 below, exceeds such indemnification Claims, the Shareholders have the option to request a release of a portion of the Escrow Assets (the “Option”). To exercise the Option, Tisone, as the Shareholders’ representative, shall deliver a written request to Escrow Agent in the form attached hereto as Exhibit 4.5 (the “Request”). Upon receipt of the Request, the Escrow Agent shall release an amount of Escrow Assets to the Shareholders in accordance with their respective ownership interests (the “Release Amount”), in such amount that the Escrow Assets retained in escrow after such release shall have an aggregate fair market value which is at least two (2) times the amount of the indemnification Claim or Claims outstanding.

4.6.	The Escrow Shares will be valued by taking the average of the mean between the bid and ask closing quotations (or, if available, the closing prices) of such shares on NASDAQ (or equivalent trading market on which the shares are then traded) for the last ten (10) trading days prior to the date on which Escrow Agent is authorized or required to determine the fair market value of such shares (hereafter the “Share Value”). The value of any other property will be determined by its fair market value on the date the Escrow Agent is authorized or required to determine the fair market value of such assets.

5.	Voting and Other Rights. The Shareholders shall be entitled to exercise any and all voting and other consensual rights with respect to the Escrow Shares.

6.	Exculpation and Indemnification of Escrow Agent.

6.1.	Escrow Agent shall not be liable, except for its own gross negligence or willful misconduct. Escrow Agent will have no duties or responsibilities other than those expressly set forth herein. Escrow Agent will be under no liability to anyone by reason of any failure on the part of any party (other than Escrow Agent) or any maker, endorser or other signatory of any document to perform such person’s or entity’s obligations under any such document. Except to the extent specifically provided for in this Agreement, Escrow Agent is not obligated to render any statements or notices of non-performance hereunder to any party but may, in its discretion, inform any party of any matters pertaining to this Agreement, provided such information is also given to the other parties and their counsel. Escrow Agent shall not be charged with knowledge of any fact, including but not limited to performance or non-performance of any condition herein, unless it has actually received written notice thereof. Except for this Agreement and the instructions to Escrow Agent pursuant to the terms of this Agreement, Escrow Agent will not be obligated to recognize any agreement between any or all of the parties, notwithstanding its knowledge thereof. Without limiting the foregoing, Escrow Agent shall in no event be liable in connection with its investment or reinvestment of any cash held by it hereunder in good faith, in accordance with the terms hereof, including, without limitation, any liability for any delays (not resulting from its gross negligence or willful misconduct) in the investment or reinvestment of any Escrow Funds, or any loss of interest incident to any such delays.

6.2.	In the event of any disagreement or the presentation of adverse claims or demands in connection with the Escrow Assets, Escrow Agent shall, at its option, be entitled to (a) implead the Escrow Assets in any court having jurisdiction thereof; or (b) refuse to comply with any such claims or demands during the continuance of such disagreement and may refrain from delivering any item affected thereby. As a result of such action or inaction, Escrow Agent shall not become liable to GSI or the Shareholders, or to any other person, due to its failure to comply with any such adverse claim or demand. Escrow Agent shall be entitled to continue, without liability, to refrain and refuse to act:

6.2.1.	Until all the rights of the adverse claimants have been finally adjudicated by a court or panel of arbitrators having jurisdiction over the parties and the items affected thereby, after which time the Escrow Agent shall be entitled to act in conformity with such adjudication; or

6.2.2.	Until all differences shall have been adjusted by agreement and Escrow Agent shall have been notified thereof and shall have been directed in writing signed jointly or in counterpart by GSI and the Shareholders and by all persons making adverse claims or demands, at which time Escrow Agent shall be protected in acting in compliance therewith.

6.3.	Escrow Agent shall be entitled to rely upon any order, judgment, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof. Escrow Agent may act in reliance upon any instrument or signature believed by it to be genuine and may assume that the person purporting to give receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so. Escrow Agent may conclusively presume that the undersigned representative of any party which is an entity other than a natural person has full power and authority to instruct Escrow Agent on behalf of that party unless written notice to the contrary is delivered to Escrow Agent. Escrow Agent may act pursuant to the advice of counsel with respect to any matter relating to this Agreement and shall not be liable for any action taken or omitted by it in good faith in accordance with such advice. Escrow Agent may rely on Tisone to serve as the Shareholders’ representative.

6.4.	The bankruptcy, insolvency or absence of any of party shall not affect or prevent performance by the Escrow Agent of its obligations and instructions hereunder.

6.5.	Except with respect to claims based upon such gross negligence or willful misconduct that are successfully adjudicated against Escrow Agent, GSI and the

Shareholders, jointly and severally, shall indemnify and hold harmless Escrow Agent from and against any fees, costs, expenses (including reasonable counsel fees and disbursements), claims, damages or losses suffered by Escrow Agent in connection with this Agreement, the services of Escrow Agent hereunder, or the filing by Escrow Agent of any action related to this Agreement, other than as a result of Escrow Agent’s gross negligence or willful misconduct. As between GSI and the Shareholders, the party, if any, which unreasonably causes the Escrow Agent to incur expenses shall bear those expenses. If neither party is at fault, the costs shall be paid one-half by GSI and one-half by the Shareholders (pro-rata among them in proportion to their respective shares of the Escrow Shares held hereunder when those costs were first incurred).

6.6.	Escrow Agent does not have any interest in the Escrow Assets deposited hereunder but is serving as escrow holder only and having only possession thereof. Any payments of income from this escrow shall be subject to withholding regulations then in force with respect to United States taxes. The parties will provide Escrow Agent with appropriate Internal Revenue Service Forms W-9 for tax identification number certification, or non-resident alien certifications. This Section shall survive notwithstanding any termination of this Agreement or the resignation of Escrow Agent.

6.7.	Escrow Agent makes no representation as to the validity, value, genuineness or the collectibility of any security or other document or instrument held by or delivered to it.

6.8.	Escrow Agent shall not be called upon to advise any party as to the wisdom in selling or retaining or taking or refraining from any action with respect to any securities or other property deposited hereunder.

6.9.	GSI and the Shareholders hereby authorize Escrow Agent, for any securities held hereunder, to use the services of any United States central securities depository it reasonably deems appropriate, including, without limitation, the Depository Trust Company and the Federal Reserve Book Entry System.

7.	Reimbursement for Out-Of-Pocket Expenses of Escrow Agent; Fees.

7.1.	Escrow Agent shall be entitled to reimbursement from GSI (which expense may be charged by GSI to Acquiring Sub) for out-of-pocket expenses paid or incurred by it in the administration of its duties hereunder, including, but not limited to, all reasonable counsel, advisors’ and agents’ fees and disbursements (except those for which indemnification would not be available under Section 6.5 hereof) and all taxes or other governmental charges, provided, however, that all expenses or costs incurred by Escrow Agent in connection with a Claim shall be submitted to the trier of fact charged with resolving the Claim and shall be assessed to the Shareholders if the trier of fact so determines. Escrow Agent is hereby granted a lien on, and security interest in, the Escrow shares to secure its rights to payment or reimbursement under this Agreement and may, without notice, set-off against any and all amounts held by it hereunder, and retain for its own account, the full amount of any and all fees, costs, losses, liabilities, damages and expenses. All such expenses shall be paid by GSI. Escrow Agent shall provide copies of invoices and the like evidencing such expenses to both GSI and the Shareholders.

7.2.	Escrow Agent’s fees for serving as Escrow Agent shall be payable by GSI in accordance with Exhibit B attached hereto.

8.	Termination of Agreement. This Agreement will terminate on the final disposition to GSI or the Shareholders of the Escrow Assets in accordance herewith, except for the respective rights and obligations of Escrow Agent and the other parties under Sections 6, 7 or 10 hereof, which will survive such disposition.

9.	Resignation of Escrow Agent.

9.1.	Escrow Agent may resign as such following the giving of thirty (30) days’ prior written notice to the other parties. Similarly, Escrow Agent may be removed and replaced following the giving of thirty (30) days’ prior written notice to Escrow Agent by all of the other parties. In either event, the duties of Escrow Agent shall terminate thirty (30) days after the date of such notice (or as of such earlier date as may be mutually agreeable), and Escrow Agent shall then, upon payment of its fees, costs and expenses, deliver the Escrow Assets to a successor Escrow Agent as shall be appointed by the other parties as evidenced by a written notice filed with Escrow Agent.

9.2.	If the other parties are unable to agree upon a successor prior to the expiration of thirty (30) days following the date of the notice of resignation or removal, the then acting Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor Escrow Agent or other appropriate relief; and any such resulting appointment shall be binding upon all of the parties.

9.3.	Upon payment of the fees, costs and expenses of Escrow Agent, and acknowledgment by any successor Escrow Agent of the receipt of the Escrow Assets, the then acting Escrow Agent shall be fully released and relieved of all further duties, responsibilities, and obligations under this Agreement.

10.	Records. Escrow Agent will maintain accurate records of all transactions hereunder. Promptly after the termination of this Agreement, and promptly after the end of each calendar month prior to such termination, Escrow Agent shall provide GSI and the Shareholders with a complete copy of such records, certified by Escrow Agent to be a monthly statement showing all transactions in the account established by this Agreement.

The authorized representatives of GSI and the Shareholders will also have access to such records at all reasonable times during normal business hours upon reasonable notice to Escrow Agent.

11.	Notices. Any and all notices, requests, demands and other communications permitted under or required pursuant to this Agreement (each, a “notice”) shall be in writing and shall be deemed given if personally delivered, faxed (to be followed by hard copy delivered in one of the manners contemplated in this Section 11) or mailed, postage prepaid, certified or registered mail, return receipt requested, to the parties at the addresses or fax numbers set forth below, or at such other addresses as they may indicate by written notice given as provided in this Section 11:

If to Shareholders:	With a required copy to:

Dr. Thomas Tisone 17851 Sky Park Circle, Suite C Irvine, CA 92614 Fax: (949) 622-0255	Steven J. Dunning, Esq. HIGHAM, McCONNELL & DUNNING 28202 Cabot Road, Suite 450 Laguna Niguel, CA 92677 Fax: (949) 365-5522

If to GSI:	With a required copy to:

Genomic Solutions Inc. 4355 Varsity Drive Ann Arbor, MI 48108 Fax: (734) 975-4808 Attention: Jeff Williams	Jaffe, Raitt, Heuer & Weiss One Woodward Avenue, Suite 2400 Detroit, MI 48226 Fax: (313) 961-8358 Attention: Peter Sugar

If to Escrow Agent:

Fax: ( ) - Attention:

GSI and the Shareholders each shall provide the other with a copy of any notices given to Escrow Agent.

12.	Prohibition Against Security Interests. GSI and the Shareholders hereby covenant and warrant that each shall keep its respective interests in this Agreement and all amounts, sums, monies, and deposits to be made pursuant hereto free from all liens, claims, encumbrances and third-party interests of any kind whatsoever without the prior written consent of the other party. In addition, GSI and the Shareholders hereby agree that neither party shall allow its respective interests in this Agreement and all amounts, sums, monies and deposits to be made pursuant hereto to be pledged, hypothecated, mortgaged or otherwise used as collateral or security without the prior written consent of the other party. The Shareholders covenant and warrant that while the Escrow Assets are subject to this Agreement, the Shareholders will not sell, convey or otherwise dispose of any of the Escrow Assets or any interest therein, or create, incur, or permit to exist on any pledge, mortgage, lien, charge, encumbrance or any security interest whatsoever in or with respect to any of the Escrow Assets. The Shareholders warrant, and will at their own expense defend, GSI’s right, title and interest in and to the Escrow Assets against the claims of any person.

13.	Counterparts; Facsimile Signatures. This Agreement may be executed in more than one counterpart, all of which shall together constitute a single agreement. The parties may execute more than one copy of this Agreement, in which case each executed copy shall constitute an original. Copies (whether facsimile, photostatic or otherwise) of signatures to this Agreement shall be deemed to be originals and may be relied on to the same extent as the originals.

14.	Assignment and Modification. This Agreement and the rights and obligations hereunder of any of the parties may not be assigned without the prior written consent of the other parties having been obtained. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of each of the parties and their respective successors, heirs and permitted assigns. No other person will acquire or have any rights under, or by virtue of, this Agreement. This Agreement may be changed or modified only in writing signed by all of the parties. If there is a conflict between the terms and conditions of the Merger Agreement and the terms and conditions of this Agreement, the terms and conditions of this Agreement shall control.

15.	Governing Law. The parties agree that all actions or proceedings arising in connection with this Agreement and the instruments, agreements and documents executed pursuant to the terms of this Agreement shall be tried, litigated only in courts of the United States located in the District of Delaware or the Delaware state courts. The parties each waive any objection to such venue and any claim that such action has been brought in an inconvenient forum. The provisions of this Section 15 shall survive the termination of this Agreement.

16.	Headings. Headings in this Agreement are for the purposes of reference only and shall not limit or otherwise affect any of the terms hereof.

17.	Shareholder Representatives. Each Shareholder, by execution of this Agreement hereby appoints and constitutes Tisone as his or its attorney-in-fact. Escrow Agent and GSI are entitled to rely on Tisone as the Shareholders’ representative. Each Shareholder hereby makes, constitutes, and appoints Tisone as its agent and attorney-in-fact in his or its name, place and stead, to take the following actions: (a) to act in all respects under or relating to this Agreement and the Escrow Assets for and on behalf of each such Shareholder in his or its name and stead, as if such Shareholder was acting in person, including but not limited to those actions to be taken with respect to Section 4.5 hereof; (b) to negotiate, settle, compromise and adjust any indemnification claim by GSI against the Shareholders as a group (as opposed to one or more, but less than all, of the Shareholders); and (c) to take any action (including the giving of consent or approval, or the voting of shares of GSI common stock) that is authorized under or pursuant to the terms and conditions of this Agreement, for which purpose the Shareholders hereby grant Tisone an irrevocable proxy to vote each of their shares of GSI common stock to execute all actions to be taken hereunder in accordance with the terms, provisions and requirements of this Agreement. This Power of Attorney is a special Power of Attorney coupled with an interest, and shall not be revoked and shall survive the assignment, delivery, or transfer by the Shareholder of any portion of his or its GSI common stock and, being coupled with an interest, shall survive the death or disability or cessation of the existence as a legal entity of the Shareholder. Each Shareholder hereby gives and grants to Tisone full power and authority to do and perform each and every act and thing whatsoever requisite, necessary or appropriate to be done in or in connection with this Power of Attorney as fully to all intents and purposes as he or it might or could do if personally present, hereby ratifying all that those attorneys shall lawfully do or cause to be done by virtue of this Power of Attorney. Any person dealing with GSI, Acquiring Sub, or their affiliates, may conclusively presume and rely on the fact that any such instrument executed by Tisone pursuant to this Power of Attorney is authorized, regular and binding without further inquiry. This Power of Attorney may be exercised by Tisone by facsimile signature or by listing all of the Shareholders executing any instrument with a single signature by Tisone acting as attorney-in-fact for all of them.

18.	Tax Liability. For purposes of federal and other taxes based on income, the Shareholders will be treated as the owner of the Escrow Assets, in pro rata shares in proportion to their ownership of the underlying Escrow Shares, and that they will report all income, if any, that is earned on, or derived from, the Escrow Assets as their income, in those proportions, in the taxable year or years in which that income is properly includible and pay any taxes attributable thereto.

19.	No Implied Duties or Obligations. This Agreement expressly sets forth all duties of Escrow Agent with respect to any and all matters pertinent hereto. No implied duties or obligations shall be read into this Agreement against Escrow Agent. Escrow Agent shall not be bound by the provisions of any agreement among the other parties except this Agreement.

20.	Respective Ownership Interests. For the purposes of this Agreement, the respective ownership interests of the Shareholders shall be as follows: S&S – 38.96%; Tisone – 35.01% and Surmanian – 26.03%. All Escrow Shares distributed by Escrow Agent shall be distributed with respect to the Shareholders’ respective ownership interests.

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     IN WITNESS WHEREOF, the parties have duly executed this Escrow Agreement as of the date first set forth above.

“GSI”

GENOMIC SOLUTIONS INC.

By:

Its:

“SHAREHOLDERS”

S&S BETEILIGUNGS GmbH

By:

Its:

THOMAS C. TISONE

MICHAEL L. SURMANIAN

“ESCROW AGENT”

By:

Its:

EXHIBIT A
ASSIGNMENT SEPARATE FROM CERTIFICATE

     FOR VALUE RECEIVED,                           (“Assignor”) hereby assigns, transfers and sets over to                                          (“Assignee”)                       shares (the “Shares”) of common stock of Genomic Solutions Inc., a Delaware corporation (the “Corporation”), standing in Assignor’s name on the Corporation’s books represented by Certificate No.           .

     Assignor irrevocably appoints                , as Assignor’s attorney-in-fact to transfer the Shares on the Corporation’s books with full power of substitution.

ASSIGNOR: